EATON VANCE MANAGEMENT
                            The Eaton Vance Building
                                255 State Street
                                Boston, MA 02109
                            Telephone: (617) 482-8260
                            Telecopy: (617) 338-8054




                                                April 26, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

    Re:  Eaton Vance Special Investment Trust
         Post-Effective Amendment No. 70 (1933 Act File No. 2-27962) Counsel's Representation Pursuant to Rule 485(b)(4)
         ---------------------------------------------------

Ladies and Gentlemen:

     As internal counsel of Eaton Vance Special Investment Trust (the "Registrant"), I have reviewed the above-mentioned post-effective amendment to the Registrant's Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which amendment will become effective on the date set forth on the facing sheet of the amendment, pursuant to Rule 485(b)(4) under the Securities Act of 1933. It is my view that the amendment does not contain disclosure which would render it ineligible to become effective pursuant to Rule 485(b).

                                                Very truly yours,


                                                /s/ Maureen A. Gemma
                                                Maureen A. Gemma, Esq.
                                                Vice President